15048552

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 65833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avisen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 American River Drive, Suite 145
(No. and Street)

Sacramento (City) California (State) 95864 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Wayne Robello (916) 480-2747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/14

OATH OR AFFIRMATION

I, A. Wayne Robello, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avisen Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature A. Wayne Robello, Jr.

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF Sacramento

Subscribed and sworn to (or affirmed) before me on this 22nd day of January 20 15 by A. Wayne Robello Jr.

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

CHRISTINE SHIMADA
Commission # 1950878
Notary Public - California
Placer County
My Comm. Expires Sep 3, 2015

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Avisen Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Avisen Securities, Inc.'s financial statements. The supplemental information is the responsibility of Avisen Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2015

AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	7,937
Accounts receivable		581,372
Property and equipment		
net of accumulated depreciation of $ 81,854 (Note 3)		59,057
Other assets		176,981
Total assets	$	825,347

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	14,392
Commissions payable		33,837
Total liabilities		48,229

STOCKHOLDERS' EQUITY

Preferred stock (Cumultive dividends $184,089, per share $5.34)		517,500
Common stock		1,291,002
Additional paid in capital		113,000
Retained deficit		(1,144,384)
Total stockholders' equity		777,118
Total liabilities and stockholders' equity	$	825,347

AVISEN SECURITIES, INC.

Statement of Income
For the year ended December 31, 2014

REVENUES:	
Bonds	$ 59,950
Commissions	1,830,941
Interest income	6,168
Other income	7,333
Total income	1,904,392
EXPENSES:	
Depreciation	9,600
Clearing charges	84,925
Commissions	1,129,257
Insurance	87,673
Employee compensation and benefits	35,648
Occupancy	48,716
Professional fees	57,978
Operating expenses	460,474
Total expenses	1,914,271
NET LOSS BEFORE INCOME TAXES	(9,879)
INCOME TAX PROVISION (Note 5)	
Income tax expense	880
NET LOSS	$ (10,759)

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2014

	Prefered Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2014	$ 517,500	$ 1,291,002	$ 113,000	$ (1,133,625)	$ 787,877
Net loss				(10,759)	(10,759)
Ending balance December 31, 2014	$ 517,500	$ 1,291,002	$ 113,000	$ (1,144,384)	$ 777,118

The accompanying notes are an integral part of these financial statements.

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(10,759)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		9,600
(Increase) decrease in:		
Accounts receivable		4,434
Other assets		(1,598)
Increase (decrease) in		
Accounts payable		2,108
Commissions payable		(382)
Total adjustments		14,162
Net cash used in operating actitivies		3,403
Increase in cash		3,403
Cash at beginning of year		4,534
Cash at end of year	$	7,937
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Management has reviewed all subsequent evens through February 13, 2015.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2011, 2012 and 2014.

Avisen Securities, Inc. (the "Company").was formed in 2002 under the laws of California, as a "C" corporation.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in twenty four (24) states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), The Commodity Future Trading Commission, National Futures Association, and the Municipal Security Rulemaking Board (MSRB) and SIPC.

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through Pershing.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in blank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities owned are valued at market. The resulting differences between cost and market are included in income.

The Company and its stockholders have elected "C" company status under the federal and state tax laws.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 80% of the revenues were generated in the State of California and 20% in the State of Nevada.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2014 the Company's net capital of $18,157 exceeded the minimum net capital requirement by $13,157 and, the Company's ratio of aggregate indebtedness $48,230 to net capital was 2.66 to 1, which is less than 15:1 ceiling required.

Note 3: FIXED ASSETS

At December 31, 2014 fixed assets consist of the following:

Property & Equipment	$	150,511
Less: Accumulated depreciation		(91,454)
	$	59,057

Note 4: LEASE OBLIGATIONS

The Company leases office space in Reno, Nevada for a period of sixty months beginning August 1, 2011. Future minimum lease payments are as follows:

Year	Amount
2015	40,376
2016	23,961

Note 5: INCOME TAXES

The component of the income tax benefit for the year ended December 31, 2014 is as follows:

Tax benefit at December 31, 2014	$	(562,595)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2014 deferred tax assets and liabilities were not significant.

The net Federal tax receivable of $562,595 is included in other assets.

The $800 income tax provision is for the State of California annual minimum tax.

Note 6: GOING CONCERN

The firm is a development stage company and has not earned enough revenue to support its direct expenses. The viability of the firm is a function of the shareholder's capital and future capital contributions, as well as its ability to meet a projected business plan.

AVISEN SECURITIES, INC.

Statement of Net Capital
Schedule I
December 31, 2014

	Focus 12/31/2014	Audit 12/31/2014	Change
Stockholders' equity, December 31, 2014	$ 777,117	$ 777,117	$ -
Subtract - Non allowable assets:			
Accounts receivable	100,000	100,000	-
Fixed assets	59,057	59,057	-
Other assets	599,548	599,548	-
Other deductions	355	355	-
Tentative net capital	18,157	18,157	-
Haircuts:	-	-	-
NET CAPITAL	18,157	18,157	-
Minimum net capital	(5,000)	(5,000)	
Excess net capital	13,157	13,157	-
Aggregate indebtedness			
Accounts payable	48,230	48,230	-
Ratio of aggregate indebtedness to net capital	2.66	2.66	

There were no noted differences between the audit and focus filed at December 31, 2014.

The accompanying notes are an integral part of these financial statements.

AVISEN SECURITIES, INC.

December 31, 2013

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3387*********************MIXED AADC 220
065833 FINRA DEC
AVISEN SECURITIES INC
3620 AMERICAN RIVER DR STE 145
SACRAMENTO CA 95864-5985

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WAYNE ROBELLO
916-480-2747

2. A. General Assessment (item 2e from page 2) $ 3,736

B. Less payment made with SIPC-6 filed (exclude interest) (1,933)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,803

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,803

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AVISEN SECURITIES, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23 day of Feb, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,904,393
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	315,471
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	84,925
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Insurance Refund and other Income (Deductions in excess of $100,000 require documentation)	7,334
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,467	
Enter the greater of line (i) or (ii)	2,467
Total deductions	410,197
2d. SIPC Net Operating Revenues	$ 1,494,196
2e. General Assessment @ .0025	$ 3,736 (to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Avisen Securities, Inc.
Sacramento, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Avisen Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Avisen Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Avisen Securities, Inc.'s management is responsible for the Avisen Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2015

Assertions Regarding Exemption Provisions

We, as members of management of Avisen Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Avisen Securities, Inc.

By: [signature]

A. Wayne Robello, President
(Name and Title)

2/13/15
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Avisen Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avisen Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Avisen Securities, Inc., stated that Avisen Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Avisen Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Avisen Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2015